FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month December, 2021

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1

OTHER NEWS

Subject:  Disclosure under Indian Listing regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Enclosed, please find the schedule of the Analyst Day (virtual) held on December 4, 2021. Presentations made to analysts during the meet are available on the Bank’s website www.icicibank.com.

You are requested to take note of above and arrange to bring it to the notice of all concerned.

SCHEDULE

Analyst Day (virtual) held on December 4, 2021

Sr. No.	Attendees: Fund/firm
1	Ambit Capital
2	Antique Capital
3	Anvil Broking
4	Arihant Capital
5	B&K Securities
6	BNP Paribas
7	BofA Securities
8	Centrum Broking
9	Citigroup Global Markets India Private Limited
10	CLSA Securities India
11	Credit Suisse
12	Daiwa Securities
13	Dalal & Broacha
14	DAM Capital
15	Dolat Capital
16	Edelweiss Securities Limited
17	Elara Capital
18	Emkay Global
19	Equirius Securities
20	Goldman Sachs India SPL
21	Haitong Securities
22	HDFC Securities
23	HSBC Securities and Capital Markets (India) Private Limited
24	ICICI Securities
25	IDBI Capital
26	IIFL Securities Limited
27	Investec
28	J.P.Morgan
29	Jefferies
30	JM Financial
31	Kotak Securities
32	Macquarie
33	Morgan Stanley
34	Motilal Oswal Securities
35	Nirmal Bang
36	Nomura
37	Prabhudas Liladher
38	Sharekhan
39	Spark Capital
40	Systematix Shares

Sr. No.	Attendees: Fund/firm
41	UBS
42	Yes Securities

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Item

1.	Other news

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	December 4, 2021	By:	/s/ Ranganath Athreya
Name :	Ranganath Athreya
Title :	Company Secretary